September 12, 2025

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Emily Rowland, Division of Investment Management

Re: VanEck ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Ms. Rowland:

We are in receipt of your telephonic comments regarding the registration statement on Form N-1A (the “Registration Statement”) for the Trust with respect to VanEck Gold Miners ETF (the “Fund”), a series of the Trust, filed with the Securities and Exchange Commission (the “SEC”) on July 11, 2025. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Below, we describe the changes that have been or will be incorporated into the Fund’s Registration Statement in response to the Staff of the SEC’s (the “Staff”) comments and provide any responses to or any supplemental explanations of such comments, as requested.

GENERAL
Comment 1.
Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner. Please remove all brackets and fill in all outstanding information prior to the 485(b) filing with the SEC. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus.

Response 1.	We respectfully acknowledge your comment.

PROSPECTUS

Comment 2.
Please consider how the Fund will satisfy the requirement of Rule 35d-1, including the amendments thereto (the “Names Rule”) under the Investment Company Act of 1940, as amended, to invest 80% of the value of its assets in the investments suggested by the Fund's name, given that the Fund is relying on the MarketVector™ Global Gold Miners Index (the “Index”) to satisfy the Names Rule. We note that 20% of the constituents of the Index could potentially be companies other than those suggested by the Fund's name.

If the Fund only allocates 80% of its assets to the Index, and only 80% of the Index constituents are companies that are suggested by the Fund's name, then the Fund could potentially only invest 64% of its assets in companies suggested by the Fund's name. Lastly, please consider that this potential issue would be eliminated if the Fund bases its Names Rule 80% policy on the underlying securities and not the Index.

Response 2.	We respectfully acknowledge your comment; however, we believe the Fund complies with the Names Rule.
First, we note that none of Section 35(d) of the 1940 Act, the Names Rule, the Investment Company Names, Release No. IC-3500 (September 20, 2023) (the “Adopting Release”), nor the Division of Investment Management’s 2025 Names Rule FAQs (the “FAQ”) provide a standard for defining a company as a member of an industry or sector used in a fund’s name. Rather, as noted on page 39 of the Adopting Release, “[the amended Names Rule] allow[s] funds the flexibility to ascribe reasonable definitions for the terms used in their names.” The Adopting Release further states that while “it would generally be reasonable for a fund to determine that a sufficient nexus exists between certain securities and a given industry if the securities are issued by companies that derive more than 50% of their revenue or income from, or own significant assets in, the industry. There also may be instances where the percentage could be smaller….”
We respectfully believe that the inclusion of current Index components with less than 50% exposure to gold-related activities is reasonable and reflects the type of investment suggested by the Fund's name. In addition, we note that the weight of companies with less than 50% exposure to gold-related activities will not exceed 20% of the Index at rebalance.
Additionally, we note that the Adopting Release provides that “… consistent with Rule 38a-1, index funds should generally adopt and implement written policies and procedures reasonably designed to ensure that indexes selected by a fund do not have materially misleading or deceptive names themselves. While index funds should generally implement written policies and procedures ensuring that they comply with the requirements of section 35(d), in response to commenters, we are confirming that the terms in a market index referenced in an index fund’s name would not be subject to an 80% investment policy test that would be in addition to the fund’s policy to invest at least 80% of its assets in the index’s components required under the rule.”
Accordingly, provided the amendments to the Names Rule come into effect, the Fund intends to adopt and implement written policies and procedures reasonably designed to ensure that the Index does not have a materially misleading or deceptive name at the appropriate time.

Comment 3.	Please note in the Principal Investment Strategies section of the Fund’s Prospectus that the Index is published by MarketVector, which is a wholly owned subsidiary of the Fund’s investment adviser, Van Eck Associates Corporation (the “Adviser”).

Response 3.	The disclosure has been revised accordingly.

Comment 4.	We note that the Fund does not describe any principal investment strategies, other than investing in securities that comprise the Index. What principal investment strategies will the Fund employ to invest the other 20% of the Fund’s assets?

Response 4.	We respectfully acknowledge your comment. We hereby confirm that the Fund does not currently expect to pursue any other principal investment strategy. We respectfully refer you to the disclosure included under “Additional Non-Principal Investment Strategies” in the “Additional Information About the Fund's Investment Strategies and Risks” section of the Fund’s prospectus, which discloses a number of non-principal investment strategies that the Fund may utilize.

Comment 5.	The disclosure entitled “Principal Risks of Investing in the Fund” includes risks relating to investment in Canadian, Australian, African and Emerging Market issuers, as well as depositary receipts risk. If these are principal investment strategies of the Fund, they should be included in the section entitled “Principal Investment Strategies.” If they are not included as principal investment strategies, please consider whether they should be listed as principal risks of the Fund.

Response 5.	We respectfully acknowledge your comment and note that since the Index is a global index, its geographical composition and consequently the composition of the Fund’s portfolio may vary over time. Accordingly, we believe that the referenced disclosure is appropriate.

Comment 6.	Please explain supplementally why “High Portfolio Turnover Risk” was added as one of the “Principal Risks of Investing in the Fund.”

Response 6.	We respectfully acknowledge your comment and supplementally submit that, as noted in the supplement to the Fund’s Prospectus dated June 4, 2025, the Fund may experience additional portfolio turnover in connection with the change in the Fund’s benchmark index.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Comment 7.	Fundamental Restriction 8, states that:
The Fund may not purchase any security if, as a result of that purchase, 25% or more of its total assets would be invested in securities of issuers having their principal business activities in the same industry except that the Fund will invest 25% or more of its total assets in the gold-mining industry.
Should the fundamental policy refer to the Index rather than the gold-mining industry? Is the fundamental policy correlated to the Fund’s investment objectives and strategies?

Response 7.	As we noted on the call with the Staff, the Fund will not be able to modify this fundamental investment policy without shareholder approval. We further supplementally submit that the Fund has historically, and expects to continue to, invest 25% or more of its total assets in the gold-mining industry, in tracking its underlying index.

Comment 8.	With respect to the list of Non-Fundamental Restrictions under the “Investment Policies and Restrictions—Investment Restrictions” section, please add the Fund’s 80% investment policy to the list.

Response 8.	We respectfully acknowledge your comment but believe the referenced disclosure is appropriate.

Comment 9.	Under the list of Non-Fundamental restrictions, the SAI states: “The Fund may invest its remaining assets in securities not included in its Index…” Unless the Fund’s 80% investment policy is listed, there is insufficient context to convey what the remaining assets are. Please also disclose that investments in registered investment companies, listed as a non‑principal investment strategy in the Prospectus, are included in the remaining 20% category. Additionally, the Staff notes that the Fund and the Adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its concentration policy. Please add disclosure that the Fund will consider the investments of its underlying investment companies when determining the Fund’s compliance with its concentration policy.

Response 9.	With respect to the first part of Comment 9, as noted above in Response 8, we believe the referenced disclosure is appropriate. With respect to the second part of Comment 9, the Trust is not aware of a requirement to consider the concentration policy of an underlying investment company in which the Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Trust determines that the Fund’s investments in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Trust would include appropriate risk disclosure in the Fund’s Registration Statement.

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If you have any questions, please feel free to contact me at (212) 293-2018.

Very truly yours,

/s/ Laura I. Martinez
Laura I. Martinez
Vice President & Associate General Counsel
Van Eck Associates Corporation